UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

HANDY & HARMAN LTD.
(Exact name of registrant as specified in its charter)

Delaware	1-2394	13-3768097
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1133 Westchester Avenue, Suite N222, White Plains, New York		10604
(Address of principal executive offices)		(Zip Code)

James F. McCabe, Jr., Senior Vice President and Chief Financial Officer, (212) 520-2300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13-p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Handy & Harman Ltd. (the "Company") has filed a Conflict Minerals Report for the calendar year ended December 31, 2014 as an exhibit to this specialized disclosure report (Exhibit 1.01). The Conflict Minerals Report is publicly available on the Company's website at www.handyharman.com/compliance.php. The website (and information accessible through it) is not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

As specified in Section 2 of Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HANDY & HARMAN LTD.

Dated: May 29, 2015	By:	/s/ James F. McCabe, Jr.
	Name:	James F. McCabe, Jr.
	Title:	Senior Vice President and Chief Financial Officer